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UNICO, INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED JUNE 30, 1996 AND 1995

1.   BASIS OF PRESENTATION

     The interim consolidated financial statements at June 30, 1996 and for the three month and six month periods ended June 30, 1996 and 1995 are unaudited, but include all adjustments which the Company considers necessary for a fair presentation. The December 31, 1995 balance sheet was derived from the Company's audited financial statements.

     The accompanying unaudited financial statements are for the interim period and do not include all disclosures normally provided in annual financial statements and should be read in conjunction with the Company's audited financial statements. The accompanying unaudited interim financial statements for the six month period ended June 30, 1996 are not necessarily indicative of the results which can be expected for the entire year.

2.   COMMITMENTS & CONTINGENCIES

     Prior to 1995, the Florida Department of Revenue issued a Notice of Intent to levy additional sales taxes with penalty and interest charges totaling approximately $480,000 against the Company's subsidiary, Cal-Central Marketing Corporation. A liability for a portion of this matter was recorded by Cal-Central and was included in other long-term liabilities in the financial statements at December 31, 1994. Subsequent to December 31, 1995, written settlement was reached with Florida authorities whereby Cal-Central agreed to a payout of $35,000, payable at $5,000 per quarter, over seven quarters beginning in June 1996. The agreed to amount is recorded as a liability at December 31, 1995 and June 30, 1996.

     The Company is exposed to various other legal matters encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material adverse effect on the Company's consolidated financial position or results of operations.

3.   INCOME TAXES

     The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"), deferred tax assets or liabilities are computed on the difference between the financial statement and income tax bases of assets and liabilities ("temporary differences") using the enacted marginal tax rate. Deferred income tax expenses or benefits are based on the changes in the deferred tax asset or liability from period to period.


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     Management has determined that it is not more likely than not the
     Company will be able to realize all the tax benefits from available net operating loss carryforwards and has, therefore, provided a valuation allowance of an equal amount. The deferred income tax expense of $17,667 for the six month period and the $9,000 for the quarter ended June 30, 1996 reflected in the respective Statement of Operations represents state income taxes payable by the Company's subsidiary, United Coupon Corporation on profits that are not impacted by the net operating loss carryforwards.

4.   SUBSIDIARY RESTRUCTURING

     The Company acquired Cal-Central Marketing Corporation as a wholly owned subsidiary on October 27, 1993. Operating profitability and cash flow for the subsidiary have been below management's expectations and anticipated potential since the acquisition. During the third quarter of 1995, management determined that it was in the best interest of the shareholders and the Company to close the Fort Lauderdale, Florida facility and consolidate all art and printing functions for Cal-Central into the Company's newly expanded facility in Springfield, Virginia. This transition was accomplished during December 1995, and a restructuring charge of $772,433 was recorded during 1995 to reflect initial costs associated with the restructuring.

     During the quarter ended March 31, 1996, the Company further evaluated the collectibility of remaining accounts receivable of Cal-Central, including receivables related to advertising commitments completed during the period. As a result of this review, the company recorded an additional accounts receivable impairment of $520,000 related to the restructuring of Cal-Central. Remaining accounts receivable of Cal-Central, deemed to be collectible following this additional impairment allowance, is $107,413.

5.   CORPORATE RESTRUCTURING

     On March 4, 1996, the Company entered into a Third Restated and Amended Loan Agreement with BancFirst which provided for the renewal of the Company's existing term and revolving credit facilities until January 31, 1997.

     In consideration of the plan to consolidate the corporate office functions from Oklahoma City to the expanded offices of the Company in Springfield, Virginia, the Company's Chairman, Chief Executive Officer and President, W. Douglas Frans, and its Chief Financial Officer, Ted
     W. Strickland, proposed to resign their positions following completion of specific key objectives encompassing the bank restructuring and annual audit. The Board of Directors approved this plan on March 22, 1996, and appointed Gerard R. Bernier, current Chief Executive Officer and President of United Coupon Corporation, and Robert F. Pulliza, former Executive Vice President and Chief Operating Officer of United Coupon Corporation, as their respective successors. This transition of corporate authority and relocation of corporate headquarters became effective March 31, 1996.